                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                              Factual Data Corp.
                              ------------------
                               (Name of Issuer)

                                 Common Stock
                                 ------------
                        (Title of Class of Securities)

                                   303094106
                                   ---------
                                (CUSIP Number)

                  Continental Illinois Venture  Corporation,
                  ------------------------------------------
                231 South LaSalle Street 7L, Chicago, IL 60697
                ----------------------------------------------
                                (312) 828-8021
                                --------------

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                March 30, 1999
                                --------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

------------------------------               -----------------------------------
CUSIP No. 303094106                          Page 2 of 6 Pages
------------------------------               -----------------------------------

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Continental Illinois Venture Corporation

--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)  (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS (SEE INSTRUCTIONS)
    WC

--------------------------------------------------------------------------------
 5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

--------------------------------------------------------------------------------
                          7  SOLE VOTING POWER
                             1,112,829
        NUMBER OF
          SHARES         -------------------------------------------------------
       BENEFICIALLY       8  SHARED VOTING POWER
         OWNED BY            0
           EACH
        REPORTING        -------------------------------------------------------
         PERSON           9  SOLE DISPOSITIVE POWER
          WITH               1,112,829

                         -------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER
                             0

                         -------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    Continental Illinois Venture Corporation - 1,112,829

--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
    INSTRUCTIONS)                                                            [ ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    20.6%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    CO

--------------------------------------------------------------------------------

------------------------------               -----------------------------------
CUSIP No. 303094106                          Page 3 of 7 Pages
------------------------------               -----------------------------------

Item 1.  Security and Issuer
         -------------------

          This statement relates to shares of common stock, no par value (the "Common Stock") of Factual Data Corp., a Colorado corporation (the "Company"), whose principal business and executive office is located at 5200 Hahns Peak Drive, Loveland, Colorado, 80538.

Item 2.  Identity and Background
         -----------------------

          This statement is being filed by Continental Illinois Venture Corporation, a Delaware corporation ("CIVC"). CIVC's principal business is investment activities. CIVC's principal business and executive office is located at 231 South LaSalle Street 7L, Chicago, Illinois, 60697.

          The managing directors and executive officers of CIVC are set forth on
Schedule I hereto. Schedule I sets forth the following information with respect to each such person: (a) name, (b) business address, and (c) present principal occupation or employment and name of employer.

          All of the persons listed on Schedule I hereto are citizens of the United States. During the past five years, none of CIVC has and, to the knowledge of CIVC, none of the other persons listed on Schedule I hereto has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

          The 1,112,829 shares of Common Stock reported herein were purchased by a wholly owned subsidiary of CIVC for $9,000,000 in cash. See response to Item 4 below. The cash was provided to the subsidiary by CIVC from its working capital.


Item 4.  Purpose of Transaction
         ----------------------

          The 1,112,829 shares of Common Stock acquired by CIVC were initially acquired by Haley LLC, a wholly owned subsidiary of CIVC, pursuant to a share purchase agreement dated as of March 25, 1999 by and among Haley LLC, the Company, BCI Growth V, L.P., BCI Investors, LLC and Marshall Financial Partners, L.P. (the "Share Purchase Agreement"). A copy of the Share Purchase Agreement is filed as Exhibit 1 under Item 7 below.

          Haley LLC subsequently assigned and transferred the 1,112,829 shares of Common Stock acquired pursuant to the Share Purchase Agreement to its parent company, CIVC, pursuant to an assignment and assumption agreement, dated March 30, 1999 by and between Haley LLC and CIVC (the "Assignment and Assumption Agreement"). A copy of the Assignment and Assumption Agreement is filed as
Exhibit 2 under Item 7 below.

          CIVC, initially through Haley LLC, acquired the 1,112,829 shares of Common Stock in the Share Purchase Agreement for investment purposes. In conjunction with the execution of the Share Purchase Agreement, Daniel G. Helle, a managing director of CIVC, was appointed to the Company's Board of Directors. See response to Item 6 below.

          In conjunction with the acquisition of the 1,112,829 shares of Common Stock, Haley LLC and the other parties to the Share Purchase Agreement entered into an investors agreement, dated March 25, 1999 (the "Investors Agreement"). As a result of the assignment of the Common Stock reported herein, CIVC became a party to the Investors Agreement. A copy of the Investors Agreement is filed as
Exhibit 3 under Item 7 below. Subject to certain limited restrictions on the disposition of the shares of Common Stock subject to the Investors Agreement, the shares of Common Stock beneficially owned by CIVC may be sold or otherwise disposed of from time to time.

------------------------------               -----------------------------------
CUSIP No. 303094106                          Page 4 of 7 Pages
------------------------------               -----------------------------------


CIVC does not have any other plans or proposals which relate to or would result in any of the matters enumerated in paragraphs (a) through (j) of Item 4 of
Schedule 13D.


Item 5.  Interest in Securities of the Issuer
         ------------------------------------

          (a) Based upon information received from the Company, CIVC believes that 5,406,060 shares of Common Stock were issued and outstanding as of the date of this Schedule 13D. In such case, the 1,112,829 shares of Common Stock owned by CIVC represent 20.6% of the total outstanding shares of Common Stock.

          (b) CIVC has sole power to vote and to dispose of the shares identified in paragraph (a) above.

          (c) As described above, on March 30, 1999, Haley LLC, a wholly owned subsidiary of CIVC, transferred 1,112,829 shares of Common Stock to CIVC pursuant to the Assignment and Assumption Agreement, a copy of which is filed as
Exhibit 2 under Section 7 below.

          (d)  Not applicable.

          (e)  Not applicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer
         ---------------------------

          On March 30, 1999, CIVC and Haley LLC entered the Assignment and Assumption Agreement (as defined in Item 4). Pursuant to the Assignment and Assumption Agreement, Haley LLC assigned, and CIVC assumed, all of Haley LLC's rights and obligations under the Share Purchase Agreement, the Investors Agreement and the Registration Rights Agreement (as defined below).

          As a result of the Assignment and Assumption Agreement, CIVC became a party to the Investors Agreement (as defined in Item 4). The Investors Agreement provides that CIVC may transfer its Common Stock among its affiliates free and clear of any contractual restrictions. In addition, the Investors Agreement provides that CIVC may transfer 100% of its shares of Common Stock to unrelated parties, provided that, any such transfer in excess of 20% of those shares owned by CIVC triggers tag along rights among the other parties to the Investors Agreement. Once triggered, the tag along rights allow the other parties to the Investors Agreement to participate in CIVC's transfer.

          Pursuant to the Investors Agreement, each party agrees to vote their shares of common stock to elect at least one CIVC nominee to the Company's Board of Directors, so long as CIVC owns at least 5% of the Company's total outstanding Common Stock as of the date the Share Purchase Agreement was executed. The Investors Agreement also provides CIVC with the right to examine the books and records of the Company for so long as CIVC owns at least 5% of the Company's total outstanding Common Stock as of the date the Share Purchase Agreement was executed.

          On March 25, 1999, Haley LLC entered a registration rights agreement by and among Haley LLC, the Company, BCI Growth V, L.P., BCI Investors, LLC and Marshall Financial Partners, L.P. (the "Registration Rights Agreement"). A copy of the Registration Rights Agreement is filed as Exhibit 4 under Item 7 below. As a result of the Assignment and Assumption Agreement, CIVC is now a party to the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, the Company is obligated to register for resale the Common Stock issued pursuant to the Share Purchase Agreement within 90 days of the closing of the Share Purchase Agreement. In addition, the Registration Rights Agreement provides that a holder of a majority of those securities subject to the Registration Rights Agreement may demand one additional long form registration and up to three additional short form registrations by the Company.

          The foregoing descriptions set forth in this Schedule 13D of the Share Purchase Agreement, the Assignment and Assumption Agreement, the Investors Agreement and the Registrations Rights Agreement are

------------------------------               -----------------------------------
CUSIP No. 303094106                          Page 5 of 7 Pages
------------------------------               -----------------------------------

qualified in their entirety by reference to the terms of such agreements that have been filed as exhibits to this Schedule 13D and which are incorporated herein by reference.


Item 7.  Material to be Filed as Exhibits
         --------------------------------

          1. Share Purchase Agreement dated as of March 25, 1999 by and among the Company, Haley LLC, BCI Growth V, L.P., BCI Investors, LLC and Marshall Financial Partners, L.P.

          2. Assignment and Assumption Agreement dated as of March 30, 1999 by and between Haley LLC and CIVC.

          3. Investors Agreement dated March 25, 1999 by and among the Company, Haley LLC, BCI Growth V, L.P., BCI Investors, LLC and Marshall Financial Partners, L.P.

          4. Registration Rights Agreement dated as of March 25, 1999 by and among the Company, Haley LLC, BCI Growth V, L.P., BCI Investors, LLC and Marshall Financial Partners, L.P.

------------------------------               -----------------------------------
CUSIP No. 303094106                          Page 6 of 7 Pages
------------------------------               -----------------------------------

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                ________________________________________________
                                                      (Date)

                                ________________________________________________
                                                    (Signature)

                                         Daniel G. Helle, Managing Director
                                ________________________________________________
                                                   (Name/Title)

------------------------------               -----------------------------------
CUSIP No. 303094106                          Page 7 of 7 Pages
------------------------------               -----------------------------------

                                   SCHEDULE I
                                   ----------

Name                       Employer                                        Title
----                       --------                                        -----
Directors
---------
Daniel G. Helle            Continental Illinois Venture Corporation        Managing Director
Christopher J. Perry       Continental Illinois Venture Corporation        President and Managing Director
Marcus D. Wedner           Continental Illinois Venture Corporation        Managing Director
Edward J. McCaffrey        Continental Illinois Venture Corporation        Chief Investment Officer
Michael J. Murray          Continental Illinois Venture Corporation        Chairman of the Board
Terry E. Perucca           Continental Illinois Venture Corporation        Vice Chairman of the Board

Name                       Employer                                        Title
----                       --------                                        -----
Officers
--------
Michael J. Murray          Continental Illinois Venture Corporation        Chairman of the Board
Terry E. Perucca           Continental Illinois Venture Corporation        Vice Chairman of the Board
Christopher J. Perry       Continental Illinois Venture Corporation        President and Managing Director
Matthew W. Clary           Continental Illinois Venture Corporation        Managing Director
Richard C. Dudley          Continental Illinois Venture Corporation        Managing Director
Daniel G. Helle            Continental Illinois Venture Corporation        Managing Director
Jeffrey M. Mann            Continental Illinois Venture Corporation        Managing Director
Dennis P. McCrary          Continental Illinois Venture Corporation        Managing Director
M. Ann O'Brien             Continental Illinois Venture Corporation        Managing Director
Robert F. Perille          Continental Illinois Venture Corporation        Managing Director
Sue C. Rushmore            Continental Illinois Venture Corporation        Managing Director
Baxter Sharp               Continental Illinois Venture Corporation        Managing Director
Thomas E. Van Pelt, Jr.    Continental Illinois Venture Corporation        Managing Director
Marcus D. Wedner           Continental Illinois Venture Corporation        Managing Director
Gregory W. Wilson          Continental Illinois Venture Corporation        Managing Director
Charles R. Conradi         Continental Illinois Venture Corporation        Senior Vice President and Tax Officer
David R. Smith             Continental Illinois Venture Corporation        Senior Vice President and Tax Officer
Gary S. Williams           Continental Illinois Venture Corporation        Senior Vice President and Tax Officer
James Wolfrom              Continental Illinois Venture Corporation        Senior Vice President and Tax Officer
William B. Franklin        Continental Illinois Venture Corporation        Controller and Treasurer
John H. Compall            Continental Illinois Venture Corporation        Principal
Keith H. Yamada            Continental Illinois Venture Corporation        Principal
Edward J. McCaffrey        Continental Illinois Venture Corporation        Chief Investment Officer
Susan M. Lum               Continental Illinois Venture Corporation        Vice President and Tax Officer
Duane L. Smith             Continental Illinois Venture Corporation        Vice President and Tax Officer
Edward J. Stark            Continental Illinois Venture Corporation        Secretary
Marlene A. Sharland        Continental Illinois Venture Corporation        Assistant Secretary
Christine M. Sokitch       Continental Illinois Venture Corporation        Assistant Secretary
Nina Tai                   Continental Illinois Venture Corporation        Assistant Secretary
Rick M. Wacula             Continental Illinois Venture Corporation        Assistant Secretary
J. Darrell Nolan           Continental Illinois Venture Corporation        Assistant Treasurer
Stephen E. Sudhoff         Continental Illinois Venture Corporation        Assistant Treasurer
Gerald W. Howard           Continental Illinois Venture Corporation        Compliance Officer
Renee M. Ansbro            Continental Illinois Venture Corporation        Assistant Controller
Michael J. Hornig          Continental Illinois Venture Corporation        Assistant Controller

          The business address for each of the people listed above is Continental Illinois Venture Corporation, 231 South LaSalle Street 7L, Chicago, Illinois, 60697.